UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

PERMIAN RESOURCES CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71424F105

(CUSIP Number)

November 1, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71424F105

1	Name of Reporting Person Bold Energy Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0- (1)
	6	Shared Voting Power -0- (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 49,101,133 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 49,101,133 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.11% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)

Bold Energy Holdings, LLC, a Texas limited liability company (“Bold”), directly holds 49,101,133 shares of Class C common stock, $0.0001 par value per share (“Class C Common Stock”), of Permian Resources Corporation, a Delaware corporation (the “Permian”), and an equivalent number of common units representing limited liability company interests (“OpCo Units”) in Permian Resources Operating, LLC (“OpCo”). Pursuant to the Seventh Amended and Restated Limited Liability Company Agreement of OpCo entered into in connection with the Closing (as defined below) (the “OpCo LLCA”), each member of OpCo (other than Permian and its subsidiaries) has the right to cause OpCo to redeem all or a portion of such member’s OpCo Units in exchange for, at OpCo’s option, an equal number of shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock” and, each of the Class A Common Stock and Class C Common Stock, “Common Stock”), of Permian or a cash amount in lieu of shares of Class A Common Stock, as determined in accordance with the OpCo LLCA. Upon redemption of an Opco Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by Permian. The Class A Common Stock, Class C Common Stock and OpCo Units are collectively referred to herein as “Securities.” Pursuant to a Voting Trustee Agreement, dated as of November 1, 2023 (the “Voting Trustee Agreement”), with respect to all of the reported shares of Class C Common Stock directly held by Bold (including any shares of Class A Common Stock issued upon redemption thereof), Bold (a) irrevocably transferred and assigned all voting rights

CUSIP No. 71424F105

and responsibilities associated with such shares to U.S. Bank Trust Company, a National Association, as the voting trustee (the “Voting Trustee”), and (b) granted the Voting Trustee an irrevocable proxy with respect to any matters submitted to a vote of the holders of shares of Common Stock under Permian’s organizational documents. Therefore, the Voting Trustee, pursuant to the Voting Trustee Agreement, may be deemed to have the sole right to direct the voting of all of the reported shares of Class C Common Stock directly held by Bold (including any shares of Class A Common Stock issued upon redemption thereof). EnCap Energy Capital Fund IX, L.P., a Texas limited partnership (“EnCap Fund IX”) and EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), through their indirect ownership of Bold, may each be deemed to share the right to direct the disposition of all of the reported shares of Class C Common Stock directly held by Bold (including any shares of Class A Common Stock issued upon redemption thereof). Bold disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other purpose.

(2)

This calculation is based on an assumed combined total of 539,063,616 shares of Class A Common Stock, which consists of (a) 328,795,305 shares of Class A Common Stock outstanding as of September 20, 2023, as reported by Permian in its Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission (the “Commission”) on October 30, 2023, (b) 161,167,322 shares of Class A Common Stock issued in connection with the Mergers (as defined in Item 3) and (c) 49,101,133 shares of Class C Common Stock directly held by Bold (along with an equivalent number of OpCo Units, but no other shares of Class C Common Stock or OpCo Units) that are assumed to be exchanged for newly issued shares of Class A Common Stock on a one-for-one basis. There were a total of 243,075,559 shares of Class C Common Stock outstanding as of September 20, 2023, as reported by Permian in the Form 8-K.

CUSIP No. 71424F105

1	Name of Reporting Person EnCap Energy Capital Fund VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0- (1)
	6	Shared Voting Power -0- (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 3,330,138 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,330,138 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.68% (2)
12	Type of Reporting Person PN

(1)

EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”), directly holds 3,303,138 shares of Class A Common Stock. Pursuant to the Voting Trustee Agreement, with respect to all of the reported shares of Class A Common Stock directly held by EnCap Fund VIII, EnCap Fund VIII (a) irrevocably transferred and assigned all voting rights and responsibilities associated with such shares to the Voting Trustee and (b) granted the Voting Trustee an irrevocable proxy with respect to any matters submitted to a vote of the holders of shares of Common Stock under Permian’s organizational documents. Therefore, the Voting Trustee, pursuant to the Voting Trustee Agreement, may be deemed to have the sole right to direct the voting of all of the reported shares of Class A Common Stock directly held by EnCap Fund VIII. EnCap Partners GP, through its indirect ownership of EnCap Fund VIII, may be deemed to share the right to direct the disposition of all of the reported shares of Class A Common Stock directly held by EnCap Fund VIII. EnCap Fund VIII disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(g) of the Exchange Act or any other purpose.

CUSIP No. 71424F105

(2)

This calculation is based on an assumed combined total of 489,962,627 shares of Class A Common Stock, which consists of (a) 328,795,305 shares of Class A Common Stock outstanding as of September 20, 2023, as disclosed in the Form 8-K and (b) 161,167,322 shares of Class A Common Stock issued in connection with the Mergers.

CUSIP No. 71424F105

1	Name of Reporting Person EnCap Energy Capital Fund IX, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0- (1)
	6	Shared Voting Power -0- (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 49,101,133 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 49,101,133 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.11% (2)
12	Type of Reporting Person PN

(1)

EnCap Fund IX, owns 100% of the membership interests of Bold. Bold directly holds 49,101,133 shares of Class C Common Stock and an equivalent number of OpCo Units, which together are exchangeable for shares of Class A Common Stock. Pursuant to the Voting Trustee Agreement, with respect to all of the reported shares of Class C Common Stock directly held by Bold (including any shares of Class A Common Stock issued upon redemption thereof), Bold (a) irrevocably transferred and assigned all voting rights and responsibilities associated with such shares to the Voting Trustee and (b) granted the Voting Trustee an irrevocable proxy with respect to any matters submitted to a vote of the holders of shares of Common Stock under Permian’s organizational documents. Therefore, the Voting Trustee, pursuant to the Voting Trustee Agreement, may be deemed to have the sole right to direct the voting of all of the reported shares of Class C Common Stock directly held by Bold (including any shares of Class A Common Stock issued upon redemption thereof). EnCap Fund IX, through its direct ownership of Bold, may be deemed to share the right to direct the disposition of all of the reported shares of Class C Common Stock directly held by Bold (including any shares of Class A Common Stock issued upon redemption thereof). EnCap Fund IX disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(g) of the Exchange Act or any other purpose.

CUSIP No. 71424F105

(2)

This calculation is based on an assumed combined total of 539,063,616 shares of Class A Common Stock, which consists of (a) 328,795,305 shares of Class A Common Stock outstanding as of September 20, 2023, as reported by Permian in the Form 8-K, (b) 161,167,322 shares of Class A Common Stock issued in connection with the Mergers and (c) 49,101,133 shares of Class C Common Stock directly held by Bold (along with an equivalent number of OpCo Units, but no other shares of Class C Common Stock or OpCo Units) that are assumed to be exchanged for newly issued shares of Class A Common Stock on a one-for-one basis. There were a total of 243,075,559 shares of Class C Common Stock outstanding as of September 20, 2023, as reported by Permian in the Form 8-K.

CUSIP No. 71424F105

1	Name of Reporting Person EnCap Energy Capital Fund XI, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0- (1)
	6	Shared Voting Power -0- (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 28,659,459 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,659,459 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 5.85% (2)
12	Type of Reporting Person PN

(1)

EnCap Energy Capital Fund XI, L.P., a Texas limited partnership (“EnCap Fund XI” and together with EnCap Fund VIII, the “EnCap Funds”), directly holds 28,659,459 shares of Class A Common Stock. Pursuant to the Voting Trustee Agreement, with respect to all of the reported shares of Class A Common Stock directly held by EnCap Fund XI, EnCap Fund XI (a) irrevocably transferred and assigned all voting rights and responsibilities associated with such shares to the Voting Trustee and (b) granted the Voting Trustee an irrevocable proxy with respect to any matters submitted to a vote of the holders of shares of Common Stock under Permian’s organizational documents. Therefore, the Voting Trustee, pursuant to the Voting Trustee Agreement, may be deemed to have the sole right to direct the voting of all of the reported shares of Class A Common Stock directly held by EnCap Fund XI. EnCap Partners GP, through its indirect ownership of EnCap Fund XI, may be deemed to share the right to direct the disposition of all of the reported shares of Class A Common Stock directly held by EnCap Fund XI. EnCap Fund XI disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(g) of the Exchange Act or any other purpose.

CUSIP No. 71424F105

(2)

This calculation is based on an assumed combined total of 489,962,627 shares of Class A Common Stock, which consists of (a) 328,795,305 shares of Class A Common Stock outstanding as of September 20, 2023, as disclosed in the Form 8-K and (b) 161,167,322 shares of Class A Common Stock issued in connection with the Mergers.

CUSIP No. 71424F105

1	Name of Reporting Person EnCap Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0- (1)
	6	Shared Voting Power -0- (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 81,090,730 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 81,090,730 (1)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 15.04% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)

EnCap Partners GP is the sole general partner of EnCap Partners, LP, which is the managing member of EnCap Investments Holdings, LLC, which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the general partner of EnCap Investments L.P. (“EnCap Investments”), which is the general partner of EnCap Equity Fund VIII GP, L.P. and EnCap Equity Fund IX GP, L.P., each of which are the general partners of EnCap Fund VIII and EnCap Fund IX, respectively. EnCap Fund IX owns 100% of the membership interests of Bold. EnCap Investments is also the sole member of EnCap Equity Fund XI GP, LLC, which is general partner of EnCap Equity Fund XI GP, L.P. (“Fund XI GP”), which is general partner of EnCap Fund XI. Pursuant to the Voting Trustee Agreement, with respect to all of the reported shares of Common Stock directly held by Bold and each of the EnCap Funds, Bold and the EnCap Funds (a) irrevocably transferred and assigned all voting rights and responsibilities associated with such shares to the Voting Trustee and (b) granted the Voting Trustee irrevocable proxies with respect to any matters submitted to a vote of the holders of shares of Common Stock under Permian’s organizational documents. Therefore, (i) the Voting Trustee, pursuant to Voting Trustee Agreement, may be deemed to have the sole right to direct the voting of all of the reported shares of Common Stock directly held by

CUSIP No. 71424F105

Bold and the EnCap Funds and (ii) EnCap Partners GP, through its indirect ownership of Bold and the EnCap Funds, may be deemed to share the right to direct the disposition of all such shares. EnCap Partners GP disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(g) of the Exchange Act or any other purpose.

(2)

This calculation is based on an assumed combined total of 539,063,616 shares of Class A Common Stock, which consists of (a) 328,795,305 shares of Class A Common Stock outstanding as of September 20, 2023, as disclosed on the Form 8-K filed with the Commission on October 30, 2023, (b) 161,167,322 shares of Class A Common Stock issued in connection with the Mergers and (c) 49,101,133 shares of Class C Common Stock directly held by Bold (along with an equivalent number of OpCo Units, but no other shares of Class C Common Stock or OpCo Units) that are assumed to be exchanged for newly issued shares of Class A Common Stock on a one-for-one basis. There were a total of 243,075,559 shares of Class C Common Stock outstanding as of September 20, 2023, as reported by Permian in the Form 8-K.

CUSIP No. 71424F105

1	Name of Reporting Person U.S. Bank Trust Company, National Association
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 81,090,730 (1)
	6	Shared Voting Power -0- (1)
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 81,090,730 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 15.04% (2)
12	Type of Reporting Person BK

(1)

Includes (a) 49,101,133 shares of Class C Common Stock directly held by Bold, (b) 3,303,138 shares of Class A Common Stock held by EnCap Fund VIII and (c) 28,659,459 shares of Class A Common Stock directly held by EnCap Fund XI. Pursuant to the Voting Trustee Agreement, with respect to all of the reported shares of Common Stock directly held by Bold and each of the EnCap Funds, Bold and the EnCap Funds (a) irrevocably transferred and assigned all voting rights and responsibilities associated with such shares to the Voting Trustee and (b) granted the Voting Trustee irrevocable proxies with respect to any matters submitted to a vote of the holders of shares of Common Stock under Permian’s organizational documents. Therefore, the Voting Trustee, pursuant to Voting Trustee Agreement, may be deemed to have the sole right to direct the voting of all of the reported shares of Common Stock directly held by Bold and the EnCap Funds. The Voting Trustee disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(g) of the Exchange Act or any other purpose.

CUSIP No. 71424F105

(2)

This calculation is based on an assumed combined total of 539,063,616 shares of Class A Common Stock, which consists of (a) 328,795,305 shares of Class A Common Stock outstanding as of September 20, 2023, as disclosed in the Form 8-K filed with the Commission on October 30, 2023, (b) 161,167,322 shares of Class A Common Stock issued in connection with the Mergers and (c) 49,101,133 shares of Class C Common Stock directly held by Bold (along with an equivalent number of OpCo Units, but no other shares of Class C Common Stock or OpCo Units) that are assumed to be exchanged for newly issued shares of Class A Common Stock on a one-for-one basis. There were a total of 243,075,559 shares of Class C Common Stock outstanding as of September 20, 2023, as reported by Permian in the Form 8-K.

Item 1(a).  Name of Issuer:

Permian Resources Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

330 N. Marienfeld Street, Suite 1000

Midland, Texas 79701

Item 2(a). Name of Person Filing:

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Bold Energy Holdings, LLC, a Texas limited liability company (“Bold”);

(ii)	EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”);

(iii)	EnCap Energy Capital Fund IX, L.P., a Texas limited partnership (“EnCap Fund IX”);

(iv)	EnCap Capital Fund XI, L.P., a Texas limited partnership (“EnCap Fund XI,” and together with EnCap Fund VIII, the “EnCap Funds”);

(v)	EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP” and collectively with the EnCap Funds, Bold and EnCap Fund IX, the “EnCap Entities”); and

(vi)	U.S. Bank Trust Company, National Association (the “Voting Trustee”).

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of the EnCap Entities is 9651 Katy Freeway, Suite 600, Houston, Texas 77024. The principal office of U.S. Bank is 111 Fillmore Avenue East, Saint Paul, Minnesota 55107.

Item 2(c). Citizenship:

(i)	Bold is a Texas limited liability company;

(ii)	EnCap Fund VIII is a Texas limited partnership;

(iii)	EnCap Fund IX is a Texas limited partnership;

(iv)	EnCap Fund XI is a Texas limited partnership;

(v)	EnCap Partners GP is Delaware limited liability company; and

(vi)	The Voting Trustee is a national banking association formed under the laws of the United States.

Item 2(d). Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e). CUSIP Number:

71424F105

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4. Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each Reporting Person.

Reference to “beneficial ownership” of securities for purposes of this Schedule 13G shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All of the securities for which beneficial ownership is reported hereunder were acquired on November 1, 2023 in connection with certain mergers (the “Mergers”) effected pursuant to an Agreement and Plan of Merger, dated as of August 21, 2023 (the “Merger Agreement”), by and among Permian, Smits Merger Sub I Inc., a Delaware corporation, Smits Merger Sub II LLC, a Delaware limited liability company, and Permian Resources Operating (“OpCo”), LLC, a Delaware limited liability company. On November 1, 2023, the transactions contemplated by the Merger Agreement, including the Mergers, were consummated (the “Closing”). In connection with the Mergers, each issued and outstanding share of Earthstone Energy Inc., a Delaware corporation (“Earthstone”) Class A common stock was converted into the right to receive 1.446 fully paid and nonassessable shares of Class A common stock of Permian, $0.0001 par value per share (“Class A Common Stock”), (b) each issued and outstanding share of Earthstone Class B common stock was converted into the right to receive 1.446 fully paid and nonassessable shares of Class C common stock of Permian, $0.0001 par value per share (“Class C Common Stock” and, each of the Class A Common Stock and Class C Common Stock, “Common Stock”), and (c) each common unit, representing limited liability company interests, of Earthstone Energy Holdings, LLC, a Delaware limited liability company was converted into the right to receive 1.446 common units representing limited liability company interests in OpCo (“OpCo Units”).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Permian Resources Corporation with the Securities and Exchange Commission on August 21, 2023.

In connection with the Closing, on November 1, 2023, Bold and the EnCap Funds entered into that certain Voting Trustee Agreement (the “Voting Trustee Agreement”) with the Voting Trustee. Pursuant to the Voting Trustee Agreement, with respect to all of the reported shares of Common Stock held directly by Bold and each of the EnCap Funds, Bold and the EnCap Funds (a) transferred and assigned all voting rights and responsibilities associated with such shares to the Voting Trustee and (b) granted the Voting Trustee irrevocable proxies with respect to any matters submitted to a vote of the holders of shares of Common Stock under Permian’s organizational documents. In addition, the Voting Trustee is obligated to vote or cause to be voted the shares of Common Stock proportionally with respect to the votes cast by all other holders of Common Stock entitled to vote and actually voting on such matter. Therefore, the Voting Trustee, pursuant to the Voting Trustee Agreement, may be deemed to have the sole right to direct the voting of all of the reported shares of Common Stock directly held by Bold and the EnCap Funds.

In accordance with the Registration Rights Agreement, dated August 21, 2023 and effective upon the Closing (the “Registration Rights Agreement”), by and between Permian, Bold, the EnCap Funds and certain other stockholders party thereto, Bold and the EnCap Funds agreed to a lock-up with respect to their respective shares of Common Stock, OpCo Units (including the shares of Class A Common Stock issuable upon exchange of the OpCo Units in accordance with the OpCo LLCA) and any securities convertible into, exercisable for, exchangeable for or that represent the right to receive shares of Common Stock (collectively, the “Lock-Up Securities”), pursuant to which Bold and the EnCap Funds have agreed to not transfer such Lock-Up Securities until the six-month anniversary of the date of the Closing, subject to certain exceptions, including the ability of certain stockholders party to the registration Rights Agreement (including Bold and the EnCap Funds) to participate, on a pro rata basis, in certain secondary offerings of Common Stock.

On November 1, 2023, the Reporting Persons entered into a Joint Filing Agreement relating to the filing of this Schedule 13G, a copy of which is annexed hereto as Exhibit 99.1.

Item 5. Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bold Energy Holdings, LLC

By:	EnCap Energy Capital Fund IX, L.P.,
its sole member

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund XI, L.P.

By:	EnCap Equity Fund XI GP, L.P.,
its general partner

By:	EnCap Equity Fund XI GP, LLC
its general partner

By:	EnCap Investments L.P.,
its sole member

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

U.S. Bank Trust Company, National Association, as Voting Trustee

By:	/s/ Benjamin J. Krueger
Name:	Benjamin J. Krueger
Title:	Vice President

Date: November 3, 2023